

Mail Stop 7010

April 7, 2008

Mr. Kevin M. Carome
General Counsel
Invesco Ltd.
1360 Peachtree Street, N.E.
Atlanta, GA 30309

RE: **Form 8-K Item 4.01 filed January 18, 2008**
        Form 8-K/A Item 4.01 filed April 4, 2008
        File #1-13908

Dear Mr. Carome:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                            Sincerely,

                            Jeffrey Gordon
                            Staff Accountant